

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Andy Michael Ibrahim
Chief Executive Officer
Vapetek Inc.
7611 Slater Avenue, Unit H
Huntington Beach, California 92647

    Re: Vapetek Inc.
            Amendment No. 1 to Form 8-K
            Filed October 30, 2014
            Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2014
            Filed October 30, 2014
            File No. 000-54994

Dear Mr. Ibrahim:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Vapetek, Inc. Form 8-K/A filed October 30, 2014

Item 1. Description of Business, page 4

(a) Business of Issuer, page 4

1. Please state that your current offerings are all third party products branded under your trademark.

Industry Overview, page 11

2. We note the supplemental materials furnished with your filing in connection with prior comment 15. Review of these materials show the Wells Fargo research is for years 2011 and forward and the National Cancer Institute presentation does not appear to contain the disclosed market projection data. Please file a marked copy of the supplemental materials indicating from where you are drawing your disclosure. Additionally, please revise the disclosure throughout your document to ensure it is aligned with the supplemental materials on which you rely. Finally, please include the relevant materials you rely upon for your disclosure regarding the Center of Disease Control on page 13.

Risk Factors, page 13

We hold no patents on any of our products, and if we are not able to…, page 15

3. We note your response to prior comment 16 and the revised disclosure adding "Upon the development of new technologies…" to your risk factor. However, the risk factor still focuses protection of "our technologies and product candidates" as well as successfully defending third-party challenges to such technologies and candidates. As your response letter and product offerings disclosure indicates your current offerings are third party products branded under your trademark, please revise your risk factors to discuss the risks of relying on third party products and the costs associated with your intended research and development to create new technologies.

Government Regulation, page 17

4. We note your revised risk factor in response to comment 17 of our prior letter. Please summarize the risks in the risk factor and move the detailed disclosure out of your risk factors and into your Business Overview section under a Government Regulation heading.

If securities or industry analysis do not publish research…, page 28

5. We note your response to comment 18 of our prior letter that you have removed this risk factor. Please remove this risk factor in your next amendment.

Officers and Directors, page 36

6. Please remove the repetitious disclosure from Mr. Benyameen's biography.

Executive Compensation, page 36

7. We note that you do not include the compensation awards for the acquired companies most recently completed fiscal year. Please revise your disclosure to include the

information required by Item 402 of Regulation S-K. Additionally, you may wish to refer to Regulation S-K Compliance and Disclosure Interpretations 217.12.

8. We note your revised disclosure on page 36 states that inception of the Company was June 18, 2014. This is not consistent with other statements in your filing. Please revise as appropriate.

Item 5.02 Departure of Directors or Certain Officers…, page 37

9. Please disclose the extent to which the company represents a material portion of the business or revenues of West Coast Vape Supply. Disclose the extent to which the company's sales to date have been made through West Coast Vape Supply.

Form 10-Q/A as of June 30, 2014

Financial statements

Note 4 – Related party transactions, page 11

10. Refer to your disclosure of transaction prices that states "transaction prices were determined by the parties by reviewing prevailing market prices from our competition for our prices". Please expand the disclosure of the transaction prices between you and West Coast to explain whether you receive prices comparable to products sold by West Coast to your competitors, if applicable since your agreement with West Coast is non-exclusive. If you receive different pricing than other West Coast customers, expand the disclosure to describe how the prices charged to Vapetek by West Coast were determined.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director